SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 2002, OR

\ \ FOR TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ TO
     _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Procter & Gamble Limited Matched Savings Share Purchase Plan, Cobalt 12, Silver Fox Way, Cobalt Business Park, Newcastle upon Tyne, NE27 0QW, United Kingdom/England.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.


REQUIRED INFORMATION

Item 1. Audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 2)

Item 2. Audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 3)
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     -----------------------------------------------------------

     PROCTER & GAMBLE LIMITED

     MATCHED SAVINGS SHARE PURCHASE PLAN

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
     JUNE 30, 2002 AND 2001, STATEMENTS OF CHANGES IN NET ASSETS
     AVAILABLE FOR BENEFITS FOR THE YEARS ENDED JUNE 30, 2002,
     2001 AND 2000, AND INDEPENDENT AUDITORS' REPORT

     -----------------------------------------------------------


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PROCTER & GAMBLE LIMITED
MATCHED SAVINGS SHARE PURCHASE PLAN


TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits
     as of June 30, 2002 and 2001                                              2

   Statements of Changes in Net Assets Available for Benefits
     for the Years Ended June 30, 2002, 2001 and 2000                          3

   Notes to Financial Statements for the Years Ended
     June 30, 2002, 2001 and 2000                                              4
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PROCTER & GAMBLE LIMITED
MATCHED SAVINGS SHARE PURCHASE PLAN





INDEPENDENT AUDITORS' REPORT


To the Trustees of the Procter & Gamble Limited Matched Savings Share Purchase
Plan:

We have audited the accompanying statements of net assets available for benefits of the Procter & Gamble Limited Matched Savings Share Purchase Plan ("the Plan") as of June 30, 2002 and 2001, and the related statements of changes in net assets available for benefits for each of the three years in the period ended June 30, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2002 and 2001, and the changes in net assets available for benefits for each of the three years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.





DELOITTE & TOUCHE
Newcastle upon Tyne, United Kingdom

30 September, 2002
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
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2002 AND 2001
------------------------------------------------------------------------------------------------------
                                                                              2002               2001
                                                                            (pound)            (pound)
ASSETS:
  Investment in the Procter & Gamble Company stock, at fair value       56,209,672         42,358,636
  Investment in the J.M. Smucker Company stock, at fair value              430,146                  -
  Cash at bank and in hand                                               1,427,594            602,578
  Investment income receivable                                                   -             21,913
                                                                        -----------------------------
           Total assets                                                 58,067,412         42,983,127
                                                                        -----------------------------
LIABILITIES:
  Accrued administrative expenses                                          (25,229)           (55,415)
  Distributions payable                                                    (63,730)           (52,759)
  Contributions received in advance                                     (1,338,635)          (516,317)
                                                                        -----------------------------
          Total liabilities                                             (1,427,594)          (624,491)
                                                                        -----------------------------
NET ASSETS AVAILABLE FOR BENEFITS                                       56,639,818         42,358,636
                                                                       ==============================

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 2002, 2001 AND 2000
----------------------------------------------------------------------------------------------------------------------------

                                                                      2002                2001               2000
                                                                    (pound)             (pound)            (pound)
ADDITIONS (LOSSES):
  Investment income:
    Net appreciation (depreciation) in fair value of
      Company Stock                                             12,598,134           6,407,100        (15,383,254)
    Interest income                                                      -              10,781             11,132
                                                                -------------------------------------------------
     Total investment income (loss)                             12,598,134           6,417,881        (15,372,122)
                                                                -------------------------------------------------
  Contributions from Procter & Gamble companies                  3,082,702           3,087,664          3,028,880
  Contributions from participants                                3,082,702           3,087,664          3,028,880
                                                                -------------------------------------------------
     Total contributions                                         6,165,404           6,175,328          6,057,760
                                                                -------------------------------------------------
  Other income                                                           -               1,759              3,694
  Procter & Gamble Company dividends received                      850,240                   -                  -
  The J.M.Smucker Company common stock  received                   437,419                   -                  -
  Income from Procter & Gamble Limited                              21,583              11,781             15,351
                                                                -------------------------------------------------
           Total additions (losses)                             20,072,780          12,606,749         (9,295,317)
                                                                -------------------------------------------------
DEDUCTIONS:
  Distributions and withdrawals to participants                 (5,770,015)         (1,903,720)        (3,172,050)
  Administrative expenses                                          (21,583)            (22,562)           (22,824)
                                                                -------------------------------------------------
           Total deductions                                     (5,791,598)         (1,926,282)        (3,194,874)
                                                                -------------------------------------------------
NET INCREASE (DECREASE)                                         14,281,182          10,680,467        (12,490,191)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                             42,358,636          31,678,169         44,168,360
                                                                -------------------------------------------------
  End of year                                                   56,639,818          42,358,636         31,678,169
                                                                =================================================

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2002, 2001 AND 2000
--------------------------------------------------------------------------------

1.    PLAN DESCRIPTION

      The following brief description of the Procter & Gamble Limited Matched Savings Share Purchase Plan ("Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

      GENERAL - The Plan is a share purchase plan established by Procter & Gamble Limited ("Company") to provide a means for eligible UK employees to tax efficiently purchase shares in The Procter & Gamble Company ("Parent"). The scheme administrators on behalf of the Trustees of the Plan hold the Plan assets.

      CONTRIBUTIONS- Employees can contribute up to 2.5% of the their salary/wage, subject to a minimum monthly contribution of (pound)8.33. The participating Procter & Gamble companies (see note 7) match all contributions by employees in full.

      WITHDRAWALS - Participants may withdraw shares from the scheme at any time subject to the following Plan rules. Participants cannot withdraw shares from the Plan within 5 years of purchase. Participants who withdraw shares from the Plan after 5 years can do so without attracting any income tax.

      ADMINISTRATION - The Plan is administered by Capita IRG Trustees Limited who were appointed by the Trustees of the Plan.

      PARTICIPANT ACCOUNTS - Each participant's account is credited with an allocation of the Plan's shares. The benefit to which a participant is entitled is limited to the shares that can be provided from the participant's account.

      PLAN TERMINATION - The Company is reviewing the future of the Plan in line with recent Inland Revenue legislative changes. The current Approved Profit Sharing Plan (the Procter & Gamble Limited Matched Savings Share Purchase Plan) can no longer be operated subsequent to October 2002. This Plan will be replaced by a more tax efficient plan, which meets the requirements of the rules of the Inland Revenue's All Employee Share Ownership Plans. The Company has the right under the current scheme rules to terminate the Plan.

2.    SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment in the Company common stock is valued at fair value and is translated into Sterling at the rate of exchange at June 30.

      EXPENSES OF THE PLAN - Investment management expenses and all other fees and expenses are paid by the participating Procter & Gamble companies (see note 7).

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      The plan invests in The Procter & Gamble Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

      THE J.M. SMUCKER COMPANY COMMON STOCK - In May of 2002, the Jif peanut butter and Crisco shortening brands were spun-off to the Company's shareholders and subsequently merged into The J.M. Smucker Company ("Smucker"). As a result of the spin-off, participants holding common stock received one share of Smucker stock for each fifty shares of Company common stock. The cost basis of the Company common stock prior to the Smuckers spin-off was allocated between the Company common stock held and the Smucker common stock received. Participants have the option of selling the Smucker common stock but are not permitted to purchase additional shares of Smucker common stock.

3.    TAX STATUS

      The Inland Revenue (IR) has determined and informed the Company that it is an approved Employee Share Scheme under UK tax legislation. Therefore, the Plan Administrator believes that the Plan was qualified and tax-exempt as of June 30, 2002 and 2001 and no provision for income taxes has been reflected in the accompanying financial statements.

4.    DISTRIBUTIONS PAYABLE

      Distributions payable to participants at June 30, 2002 and 2001, are approximately (pound)63,730 and (pound)47,080, respectively.

5.    COMPANY STOCK

      At June 30, 2002 and 2001, 959,467 and 933,749 shares, respectively, of Procter & Gamble Company stock were held by the Plan. The cost of this stock at June 30, 2002 and 2001, was (pound)29,889,650 and (pound)29,057,426, respectively.

      At June 30, 2002 and 2001, 19,211 and nil shares, respectively, of Smucker common stock were held by the Plan. The cost of this stock at June 30, 2002 and 2001, was (pound)413,405 and (pound)nil, respectively.

6.    ACCRUED ADMINISTRATIVE EXPENSES

      Included within accrued administrative expenses are amounts owed to participating Procter & Gamble companies of(pound)10,568 (2001:
      (pound)30,531), amounts due to members of(pound)nil (2001:(pound)10,223) and amounts due to Procter & Gamble Share Investment Scheme of(pound)14,661 (2001:(pound)14,661).

7.    PARTICIPATING PROCTER & GAMBLE COMPANIES

      The participating Procter & Gamble companies are as follows:

      Procter & Gamble UK
      Procter & Gamble Limited
      Procter & Gamble Pharmaceuticals UK Limited
      Procter & Gamble Product Supply (UK) Limited
      Procter & Gamble Technical Centres Limited
      Procter & Gamble (L&CP) Limited
      Procter & Gamble (Health & Beauty Care) Limited

8.    CLASS ACTION LAWSUIT

      During March of 2000, a class action lawsuit was filed against The Procter & Gamble Company by shareholders of common stock. The class was certified on October 29, 2001 by the United States District Court for the Southern District of Ohio, Western Division (the "Court"), and a settlement of $49,000,000 has been approved. The Plan joined the class of plaintiffs during March of 2002. Once the allocation of the settlement is determined and approved by the Court, the plan will receive its portion of the settlement to allocate to participant accounts.

      THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newcastle upon Tyne United Kindgom, on October 3, 2002.


PROCTER & GAMBLE LIMITED MATCHED SAVINGS SHARE PURCHASE PLAN


By:  /S/MR. D. J. HAMMOND
     ---------------------
     [Mr. D. J. Hammond]
     Trustee/Chairman, Procter & Gamble Limited
     Matched Savings Share Purchase Plan


By:  /S/MS. L. ULANOWSKI
     ---------------------
     [Ms. L. Ulanowski]
     Trustee, Procter & Gamble Limited
     Matched Savings Share Purchase Plan


By:  /S/MR. T. CORPS
     ---------------------
     [Mr. T. Corps]
     Trustee, Procter & Gamble Limited
     Matched Savings Share Purchase Plan


By:  /S/MS. C. SIMMEN
     ---------------------
     [Ms. C. Simmen]
     Trustee, Procter & Gamble Limited
     Matched Savings Share Purchase Plan



                                  EXHIBIT INDEX

Exhibit No.                                                             Page No.

   23                         Consent of Deloitte & Touche

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